April 2, 2007

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street NE, Mail Stop 3561

Washington, D.C. 20549-7010

Re:	Sabine Pass LNG, L.P.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 10, 2007

File No. 333-138916

Dear Mr. Owings:

On behalf of Sabine Pass LNG, L.P., a Delaware limited partnership (the “Registrant), we enclose the responses of the Registrant to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated February 1, 2007, with respect to Amendment No. 1 to the Registrant’s Form S-4 (File No. 333-138916). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Geoffrey K. Walker

Geoffrey K. Walker

cc:	Don A. Turkleson (Cheniere Energy Partners, L.P.)

Austin      Beijing      Dallas      Houston      London      Los Angeles      New York       The Woodlands      Washington, DC

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated February 1, 2007

Governance and Management, page 74

1.	We note your response to comment 21 in our letter dated December 21, 2006. Please expand your disclosure to provide more specific details concerning the amount of time each of your general partner’s officers and directors devote to your business.

Response:

We supplementally advise the Staff that the officers and directors of our general partner do not track or quantify the amount of time that they devote to our business compared to businesses of other entities. However, each of these officers and directors has advised us that less than a majority of his or her time was spent on our business in 2006. We have disclosed this information on page 75 of the document.

Note G—Derivative Instruments, page F-10

2.	We note your response to comment 31 in our letter dated December 21, 2006. Please expand your accounting policy to disclose your effectiveness testing and how the application of the cumulative dollar offset method results in different accounting treatments for the effective and ineffective portions of your cash flow hedge.

Response:

We have revised the document on page F-9 in response to this comment to expand our accounting policy disclosure.

Undertakings, 11-4

3.	We note your response to comment 40 in our letter dated December 21, 2006. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:

We have revised the document on page II-5 to include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

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